FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 26, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Press Speculation dated 26 November 2003


26 November 2003


                               BRITISH ENERGY PLC

                      ("British Energy" or the "Company")

                         RESPONSE TO PRESS SPECULATION


British Energy notes recent press speculation relating to a possible increase of the credit facility initially provided to the Company on 9 September 2002
(the "Government Facility") by the Secretary of State for Trade and Industry (the "Secretary of State").


The Company can confirm that it has approached the Secretary of State for an increase in the Government Facility and that discussions are continuing, but no agreement has yet been reached.


A further announcement will be made in due course.



Contacts:


Paul Heward

+44 (0)1355 262 201  (British Energy, Investor Relations)


Andrew Dowler

+44 (0)20 7831 3113  (Financial Dynamics, Media)




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 26, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations